Exhibit 99.1

BiondVax Announces Fourth Quarter and

Full Year 2017 Financial Results and Update

NESS ZIONA, Israel, April 30, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its fourth quarter and full year financial results for the year ended December 31, 2017 and provided a business update.

Fourth Quarter 2017 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.467(NIS/$US) as at December 29, 2017.

•	Fourth quarter operating expenses were NIS 14.9 million (approximately $4.3 million) compared with NIS 3.12 million for the fourth quarter of 2016;
•	Fourth quarter R&D expenses amounted to NIS 13.7 million ($3.95 million) compared with NIS 1.83 million for the fourth quarter of 2016;

Full Year 2017 Financial Summary

•	Total operating expenses, net, were NIS 23.66 million ($6.82 million) compared with NIS 11.90 million in 2016;
•	R&D expenses, net, amounted to NIS 18.78 million ($5.42 million) compared with NIS 7.79 million in 2016;

As of December 31, 2017, BiondVax had cash and cash equivalents and short-term investments of NIS 71.38 million ($20.59m) as compared to NIS 27.4 million as of December 31, 2016.

2017 Highlights and Recent Corporate Update

•	Pivotal clinical efficacy Phase 3 trial: The European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) allowed BiondVax to proceed with the pivotal Phase 3 clinical trial plan for M-001, BiondVax’s universal flu vaccine candidate. The CHMP wrote that a successful pivotal efficacy trial could suffice for approval of the vaccine. BiondVax signed a Master Service Agreement with a contract research organization (CRO) in March, 2018, and the Phase 3 trial is planned to begin later this year, prior to the 2018/19 Northern Hemisphere flu season. 9,630 participants aged 50 years and over will be enrolled across four to six countries in eastern Europe. The pivotal trial is expected to follow participants for up to two flu seasons.
•	Mid-size commercial manufacturing facility: The Israeli Ministry of Economy granted BiondVax 20% of a NIS 20 million budget towards construction. The company secured a lease for an entire floor (approximately 20,000 square feet or 1850m2) in the Jerusalem Bio Park, a biotech hub on the Hadassah Ein Kerem campus, and construction began in January, 2018. BiondVax intends to produce a batch in the new facility for the upcoming Phase 3 clinical trial’s second participant group.
•	€20 million non-dilutive co-funding: In June 2017, the European Investment Bank (EIB) signed an agreement to support M-001’s commercial scale production and Phase 3.

•	NIH-sponsored Phase 2 clinical trial: Earlier this month (April, 2018), the first participant was enrolled in the United States in a Phase 2 clinical trial of the BiondVax’s universal flu vaccine candidate, M-001. The trial is sponsored by the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). Conducted under an FDA Investigational New Drug (IND), the trial marks M-001’s clinical debut in the United States.
•	EU-sponsored Phase 2b clinical trial: M-001 successfully met the UNISEC consortium’s Phase 2b clinical trial primary endpoints. The universal flu vaccine candidate showed statistically significant elevated T-cell immune responses, a good safety profile and was well-tolerated.
•	Nasdaq consolidation: BiondVax consolidated trading on Nasdaq by voluntarily delisting from the Tel Aviv Stock Exchange on January 22, 2018.

Complete financial results are available in the Company’s annual report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 30, 2018.

About BiondVax

BiondVax (Nasdaq: BVXV) is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

* Tables to Follow *

BALANCE SHEETS

					Convenience
					translation
	December 31,				December 31,
	2016		2017		2017
	N I S				U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705		71,382		20,589
Marketable securities	2,017		—		—
Short-term deposits	7,602		—		—
Other receivables	815		3,923		1,131

	26,139		75,305		21,720
LONG-TERM ASSETS:
Marketable securities	2,050		—		—
Property, plant and equipment	1,443		5,510		1,589
Other long term assets	478		880		254

	3,971		6,390		1,843

	30,110		81,695		23,563
CURRENT LIABILITIES:
Trade payables	686		6,223		1,795
Other payables	689		660		190

	1,375		6,883		1,985
LONG-TERM LIABILITIES:
Liability in respect of government grants	—		10,300		2,971
Warrants	3,043		8,177		2,358
Severance pay liability, net	76		83		24

	3,119		18,560		5,353
SHAREHOLDERS' EQUITY :-
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of December 31, 2017; Issued and Outstanding: 261,419,599, 135,097,367, shares as of December 31 2017 and December 31, 2016, respectively		*)-		*)-	*)-
Share premium	113,041		179,669		51,823
Options	1,435		—		—
Other comprehensive income	6		—		—
Accumulated deficit	(88,866)		(123,417)		(35,598)

	25,616		56,252		16,225
	30,110		81,695		23,563
*)	Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	7,906	7,794	18,777	5,416
Marketing, general and administrative	3,397	4,106	4,879	1,407

Total operating expenses	11,303	11,900	23,656	6,823

Operating loss	(11,303)	(11,900)	(23,656)	(6,823)
Financial income	1,128	3,019	18	5
Financial expense	(24)	(303)	(10,913)	(3,148)

Loss	(10,199)	(9,184)	(34,551)	(9,966)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale marketable securities	(5)	(6)	(6)	(2)

Total comprehensive loss	(10,204)	(9,190)	(34,557)	(9,968)

Basic and diluted loss per share	(0.10)	(0.07)	(0.17)	(0.05)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	135,097,367	201,030,768	201,030,768

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